SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT, Digipost revolutionize indoor digital signage with Sweetspots DigiWall in SM cinemas” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

June 24, 2010

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT, Digipost revolutionize indoor digital signage with Sweetspots DigiWall in SM cinemas”.

Respectfully yours,

/s/ Melissa V. Vergel de Dios___

MELISSA V. VERGEL DE DIOS

Vice President & Head of Investor Relations

Exhibit 1

June 24, 2010

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT, Digipost revolutionize indoor digital signage with Sweetspots DigiWall in SM cinemas”.

Respectfully yours,

/s/ Melissa V. Vergel de Dios___

MELISSA V. VERGEL DE DIOS

Vice President & Head of Investor Relations

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 24, 2010

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT, Digipost revolutionize indoor digital signage with Sweetspots DigiWall in SM cinemas”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Melissa V. Vergel de Dios__ MELISSA V. VERGEL DE DIOS Vice President & Head of Investor Relations

Date: June 24, 2010

Exhibit 1

PLDT Press Release

PLDT, Digipost revolutionize indoor digital signage with Sweetspots DigiWall in SM cinemas

Manila, Philippines, June 24, 2010… The Philippine Long Distance Telephone Co. (PLDT) partners with Digipost & SM Cinema for the first indoor networked digital wall in the Philippines.

In more advanced markets such as the US, the use of a networked digital signage solution is already mainstream, utilized in high-traffic areas for both indoor and outdoor applications. These digital displays are capable of being updated remotely through a content management server.

“Our vision is to empower local companies with this breakthrough technology, exhibited on a grander scale via an industry-leading video wall solution design that offers an almost seamless display—the Sweetspots DigiWall,” shared Eric Alberto, PLDT Senior Vice President and Customer Sales and Marketing Group Head.

“We have chosen to partner with Digipost and SM Cinema for this project because we share the same goal, which is to revolutionize indoor digital advertising with the latest technology,” he added.

“The video wall displays are to be located initially in 6 select SM Cinema lobbies nationwide – namely SM Mall of Asia, SM Megamall, SM North EDSA, SM Clark, SM Cebu and SM Dasmariñas. As part of our continuing commitment to our moviegoers to provide an enhanced SM Cinema experience, this technology is something that we all look forward to,” related Allan Florendo, SM Cinema Assistant Vice President for Sales and Marketing.

While most indoor digital advertising & information displays installed in establishments make use of regular-sized LCD screens and television sets, PLDT offers a better proposition for effective marketing communication through a 3 x 3 video wall set-up.

Exhibit 1

“The Sweetspots DigiWall streamlines targeted communications. Message recall is magnified due to the display’s vivid colors, prominent size and relevant content. These indeed, make the technology a captivating medium that is impossible to ignore,” quipped Nerissa Ramos, PLDT First Vice President and Corporate Business Group Head.

As the country’s pioneer in Philippine telecommunications and the leading service provider, PLDT remains committed to its mission of changing lives by being enablers of technological transformation.

“Each Sweetspots DigiWall unit will be powered by PLDT infrastructure and connectivity. With our unparalleled nationwide coverage for fixed and wireless broadband, we ensure on-demand and real time content transmission and updates,” said Vic Tria, PLDT Vice President and Head of Business Solutions.

Digipost echoes the enthusiasm for the project. "Digital advertising will never be the same again. We are privileged to be part of this endeavor and is very pleased at raising the bar of standard for local digital advertising. We can now say that we are at par with global standards. We look forward to the project expansion in other SM Cinemas nationwide." concluded Ramon S. Soriano, Digipost Chief Operations Officer.

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web www.pldt.com.ph.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Victor Y. Tria

PLDT Business Solutions Vice President

Tel No.: +63 2 8400002

Email: vytria@pldt.com.ph

Page 6 of 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Melissa V. Vergel de Dios Name : Melissa V. Vergel de Dios Title : Vice President and Head of Investor Relations

Date: June 24, 2010